                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2003

                             MARCONI CORPORATION PLC
             (Exact name of Registrant as specified in its Charter)

                            4th Floor, Regents Place
                                 338 Euston Road
                                 London NW1 3BT
                                 United Kingdom
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                               INCLUDED DOCUMENTS

Included in this report is an announcement that Marconi Corporation plc ("Corp") has posted a scheme of arrangement in relation to its proposed financial restructuring and published a prospectus in relation to the issue of one billion Corp shares, warrants to subscribe for up to 50 million Corp shares, and the issue of Senior Secured Notes due 2008 and Junior Secured Notes due 2008. Further information with respect to the restructuring is set out in the scheme document and the prospectus dated March 31, 2003, both of which were submitted today under cover of separate reports on Form 6-K.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       MARCONI CORPORATION PLC

                                       By:  /s/ Mary Skelly
                                            ------------------------------------
                                            Name:  Mary Skelly
Date: March 31, 2003                        Title: Secretary

                     MARCONI PLC AND MARCONI CORPORATION PLC

         POSTING OF PROPOSED SCHEMES OF ARRANGEMENT FOR MARCONI PLC AND
                            MARCONI CORPORATION PLC

              PUBLICATION OF PROSPECTUS BY MARCONI CORPORATION PLC

London, 31 March 2003 - On 18 March 2003 Marconi plc ("Marconi") announced that it had filed with the High Court of Justice of England and Wales (the "Court") proposals in relation to the proposed financial restructuring (the "Restructuring") of Marconi and its wholly-owned subsidiary Marconi Corporation plc ("Marconi Corporation").

Marconi today announces that the Court has ordered the convening of meetings of all creditors of Marconi Corporation and Marconi (except, in each case, for certain excluded creditors) ("Marconi Corporation Scheme Creditors" and "Marconi Scheme Creditors" respectively) for 25 April 2003 to consider schemes of arrangement under section 425 of the Companies Act 1985 between Marconi Corporation and the Marconi Corporation Scheme Creditors (the "Marconi Corporation Scheme") and between Marconi and the Marconi Scheme Creditors (the "Marconi Scheme" and, together with the Marconi Corporation Scheme, the "Schemes"). Marconi Corporation and Marconi are today posting a document (the "Scheme Document"), together with claim forms and proxy forms, to Marconi Corporation Scheme Creditors and Marconi Scheme Creditors convening such meetings for that date and setting out the final terms of the Restructuring. Marconi Corporation will also be publishing today a prospectus in connection with its application to the UK Listing Authority (the "UKLA") for the securities to be issued by it under the Restructuring to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities (the "Prospectus"). Marconi is also today writing to its shareholders in relation to the Restructuring. The Restructuring is expected to become effective on or around 19 May 2003 (the "Effective Date"). The Marconi Corporation Scheme is not conditional on the Marconi Scheme becoming effective. The Marconi Scheme will not become effective unless the Marconi Corporation Scheme becomes effective.

SUMMARY OF PRINCIPAL TERMS OF THE RESTRUCTURING

Marconi Corporation Scheme

The claims of Marconi Corporation Scheme Creditors as at 5.00 p.m. on 27 March 2003 will be compromised in consideration for a distribution (pro rata to their admitted claims) of a package of cash, new senior notes, new junior notes and new shares of Marconi Corporation. The liability of Marconi Corporation in respect of those claims will be extinguished. Further details of the terms of the new senior notes and the new junior notes are contained in the Scheme Document and the Prospectus.

The Marconi Corporation Scheme provides that a first initial distribution of Marconi Corporation Scheme consideration will take place on the Marconi Corporation Scheme becoming effective. In summary, each Marconi Corporation Scheme Creditor that participates in the first initial distribution will be entitled to receive (assuming no increase in the cash element but that the Marconi Scheme becomes effective on the same day as the Marconi Corporation Scheme), for each Pound Sterling 1,000,000 of admitted claim, an initial distribution of approximately: Pound Sterling 64,196 cash; Pound Sterling 85,022 equivalent in aggregate principal amount of new senior notes (which will be denominated in euro and/or US dollars, subject to elections made in claim forms and account holder letters); Pound Sterling 58,177 equivalent in aggregate principal amount of new junior notes (which will be denominated in US dollars); and 187,993 new Marconi Corporation shares.

The Marconi Corporation Scheme requires the approval of Marconi Corporation Scheme Creditors at the meeting convened for that purpose (the "Marconi Corporation Scheme Meeting"); the sanction of the Court by an order (the "Marconi Corporation Scheme Order"); and the sealing of that order and the delivery of a copy of it for registration to the Registrar of Companies in England and Wales (the "Registrar of Companies"). The Marconi Corporation Scheme Order will not be delivered for registration unless and until:

(a) Marconi Corporation has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to the prospective Supervisors (for the sole benefit of the prospective Supervisors) prior to each of (i) the release of the interim security granted by Marconi Corporation through its special purpose subsidiary Highrose Limited, (ii) the Marconi Corporation Scheme Meeting, (iii) the hearing to sanction the Marconi Corporation Scheme and (iv) the Effective Date, to the effect that Marconi Corporation remains satisfied that the reserves built into the Marconi Corporation Scheme are sufficient to meet distributions due to be made to all Marconi Corporation Scheme Creditors and that Marconi Corporation remains of the opinion that the statement as to the Marconi Corporation group's working capital contained in the Scheme Document remains valid;

(b) the prospective Supervisors have provided confirmation in writing to Marconi Corporation (for Marconi Corporation's sole benefit) on the day of, but prior to, each of events (i) to (iv) in (a) above to the effect that they have no reason to disagree with Marconi Corporation's view that the reserves built into the Marconi Corporation Scheme are sufficient to meet distributions due to be made to all Marconi Corporation Scheme Creditors;

(c) a permanent injunction order is made in the US Bankruptcy Court in respect of the Marconi Corporation Scheme; and

(d) all conditions precedent (other than those relating to the Marconi Corporation Scheme becoming effective) set out in Marconi Corporation's new working capital and performance bonding facilities are satisfied or waived by the facility agents.

If the Court makes the Marconi Corporation Scheme Order, Marconi Corporation anticipates that the order of the US Bankruptcy Court will be granted. Marconi Corporation will not pursue a permanent injunction order of the US Bankruptcy Court unless the English Court makes the Marconi Corporation Scheme Order. If all of the above conditions are not satisfied by 19 June 2003 the Marconi Corporation Scheme will be withdrawn. Marconi Corporation will undertake to the Court to file the Marconi Corporation Scheme Order with the Registrar of Companies as soon as the conditions set out above are satisfied provided such conditions are satisfied on or before 19 June 2003.

Marconi Scheme

The claims of Marconi Scheme Creditors as at 27 March 2003 will be compromised in consideration for a distribution in specie (pro rata to their admitted claims) of all of Marconi's assets, net of a reserve in respect of Marconi's ongoing costs. Marconi's assets will principally comprise the package of cash, new senior notes, new junior notes and new shares of Marconi Corporation which Marconi will receive as a result of the Marconi Corporation Scheme from the Eurobonds and the Yankee Bonds (the "Bonds") held by its subsidiary, Ancrane, and monies owed by Marconi Corporation to Ancrane. The liability of Marconi in respect of the claims of Marconi Scheme Creditors will be extinguished.

The Marconi Scheme provides that a first initial distribution of Marconi Scheme consideration will take place on the Marconi Scheme becoming effective, at the same time as the first initial distribution under the Marconi Corporation Scheme. In summary, each Marconi Scheme Creditor that participates in the first initial distribution in the Marconi Scheme will be entitled to receive (assuming no increase in the cash element of the Marconi Corporation Scheme Consideration but that the Marconi Scheme becomes effective on the same day as the Marconi Corporation Scheme), for each Pound Sterling 1,000,000 of admitted claim, an initial distribution of approximately: Pound Sterling 9,446 cash; Pound
Sterling 14,554 equivalent in aggregate principal amount of new senior notes (which will be denominated in euro and/or US dollars, subject to elections made in claim forms and account holder letters); Pound Sterling 9,959 equivalent in aggregate principal amount of new junior notes (which will be denominated in US dollars); and 32,182 new Marconi Corporation shares.

The Marconi Scheme requires the approval of Marconi Scheme Creditors at the meeting convened for that purpose (the "Marconi Scheme Meeting"); the sanction of the Court by an order (the "Marconi Scheme Order"); and the sealing of that order and the delivery of a copy of it for registration to the Registrar of Companies. The Marconi Scheme Order will not be delivered for registration unless and until:

(a) Marconi has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to the prospective Supervisors (for the sole benefit of the prospective Supervisors) prior to each of (i) the release of the interim security granted by Marconi Corporation through its special purpose subsidiary Highrose Limited, (ii) the Marconi Scheme Meeting, (iii) the hearing to sanction the Marconi Scheme and (iv) the Effective Date, to the effect that Marconi remains satisfied that the reserves built in to the Marconi Scheme are sufficient to meet distributions due to be made to all Marconi Scheme Creditors;

(b) the prospective Supervisors of the Marconi Scheme have provided confirmation in writing to Marconi (for Marconi's sole benefit) on the day of, but prior to, each of events (i) to (iv) in (a) above to the effect that they have no reason to disagree with Marconi's view that the reserves built into the Marconi Scheme are sufficient to meet distributions due to be made to all Marconi Scheme Creditors;

(c) a permanent injunction order is made in the US Bankruptcy Court in respect of the Marconi Scheme; and

(d) a copy of the Marconi Corporation Scheme Order has been delivered to the Registrar of Companies for registration.

If the Court makes the Marconi Scheme Order, Marconi anticipates that the order of the US Bankruptcy Court will be granted. Marconi will not pursue a permanent injunction order of the US Bankruptcy Court unless the Court makes both the Marconi Corporation Scheme Order and the Marconi Scheme Order. If all of the above conditions are not satisfied by 19 June 2003 the Marconi Scheme will be withdrawn. Marconi will undertake to the Court to file the Marconi Scheme Order with the Registrar of Companies as soon as the conditions set out above are satisfied provided such conditions are satisfied on or before 19 June 2003.

No member of the Marconi group will vote at either of the Scheme Meetings.

RECOMMENDATION

Marconi Corporation and Marconi believe that, given the Marconi group's financial position, the proposed Restructuring is in the best interests of all stakeholders, including Scheme Creditors, Bondholders and Marconi's shareholders. If the Restructuring is not approved, the severity of the Marconi group's financial position is such that Marconi Corporation and Marconi would have no reasonable prospect of avoiding insolvency proceedings which would mean that there would be a lower return to Scheme Creditors, accompanied by uncertainty and delay, and no return whatsoever to Marconi shareholders. ACCORDINGLY, MARCONI CORPORATION RECOMMENDS THAT MARCONI CORPORATION SCHEME CREDITORS (INCLUDING DEFINITIVE HOLDERS OF BONDS) VOTE IN FAVOUR OF THE MARCONI CORPORATION SCHEME AT THE SCHEME MEETING OF MARCONI CORPORATION SCHEME CREDITORS AND MARCONI RECOMMENDS THAT MARCONI SCHEME CREDITORS (INCLUDING DEFINITIVE HOLDERS OF BONDS) VOTE IN FAVOUR OF THE MARCONI SCHEME AT THE SCHEME MEETING OF MARCONI SCHEME CREDITORS.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for delivery of claim forms      5.00 p.m. on 17 April 2003
to KPMG in order for Scheme Creditors to be able to participate in the first initial distribution of Scheme Consideration

Latest time and date for delivery of account      5.00 p.m. (New York City time)
holder letters to Bondholder Communications                     on 17 April 2003
Group in order for designated recipients of Bondholders to participate in the first initial distribution of Scheme Consideration and latest recommended time and date for such delivery in order for definitive holders of Bonds to vote at the Scheme Meetings

Latest recommended time and date by which KPMG        5.00 p.m. on 17 April 2003
should receive forms of proxy for voting at the Scheme meetings

Latest time and date by which KPMG should               12 noon on 24 April 2003
receive forms of proxy for voting at the Scheme meetings

Scheme meetings                                                    25 April 2003

Court hearing to sanction the Schemes                          12 to 13 May 2003

US Bankruptcy Court hearing for section 304 US                       14 May 2003
Bankruptcy Code permanent injunction orders

Last day of dealings in shares in Marconi                            16 May 2003

Effective date of the Schemes                                        19 May 2003

Listing of the New Marconi Corporation Shares,          8.00 a.m. on 19 May 2003
Warrants and Notes


First initial distribution of Scheme                                 19 May 2003
Consideration


The dates in this timetable assume that neither of the Scheme meetings is adjourned. It is therefore not possible to be specific about these dates. It is also possible that the drawing up of the order or orders of the Court sanctioning one or both of the Schemes may be delayed if any person appeals the relevant order or orders. The times in this timetable refer to London time unless otherwise specified.

UK LISTING AUTHORITY WAIVER

The UKLA has granted a waiver of paragraph 9.22 of the Listing Rules which would otherwise require the consent of Marconi shareholders to the issue of the New Shares (the "Waiver"). Accordingly, the Schemes are not conditional on the approval of Marconi shareholders.

The board of directors of Marconi (the "Directors"), Lazard Brothers & Co., Limited ("Lazard") and Morgan Stanley & Co. Limited ("Morgan Stanley") as joint sponsors to Marconi Corporation and, for the purposes of the Waiver only, Marconi have confirmed to the UKLA that Marconi is in severe financial difficulty. The Directors have, and have confirmed to the UKLA that they have, considered the methods to resolve Marconi's current financial position and have concluded that the Restructuring represents the only viable alternative to an insolvency procedure. The Directors are of the opinion, and have confirmed to the UKLA, that unless the Restructuring is successfully concluded, Marconi would be forced into an insolvency proceeding and that the Restructuring preserves greater economic benefit for shareholders than any such proceeding. The Directors have been advised that, in these circumstances, Marconi shareholders could not expect to receive any return from such a procedure. The Directors have confirmed that negotiations in relation to the Restructuring have made it apparent that the Restructuring depends on there being no shareholder vote and therefore, they believe that it is inappropriate for Marconi shareholders to have a vote in the circumstances. The Directors have confirmed to the UKLA that, given these circumstances and having been so advised by Lazard and Morgan Stanley, they believe that the terms of the Restructuring (including the Waiver) constitute the only option that would be likely to provide economic value for Marconi shareholders and therefore, in these circumstances, are fair and reasonable so far as Marconi shareholders are concerned. The Directors have also confirmed to the UKLA that, having taken advice from Marconi's legal and financial advisers, they believe that the Restructuring (including the Waiver) is in the best interests of the shareholders of Marconi as a whole. Lazard and Morgan Stanley have advised the Directors, and have confirmed to the UKLA that they have so advised the Directors, that it is their belief that the terms of the Restructuring (including the waiver of the requirement for Marconi shareholder approval) constitute the only option that would be likely to provide economic value for Marconi shareholders and therefore, in these circumstances, are fair and reasonable so far as Marconi shareholders are concerned. In providing this financial advice Lazard and Morgan Stanley have taken into account the Directors' commercial assessment of the Restructuring.

Lazard and Morgan Stanley are advising Marconi Corporation and Marconi and no one else in connection with aspects of Restructuring and will not be responsible to anyone other than Marconi Corporation and Marconi for providing the protections afforded to their clients or for providing any advice in connection with any aspect of the Restructuring.

The joint co-ordinators of the syndicate banks (the "Joint Co-ordinators") have confirmed to the UKLA that the majority banks will not make further finance or facilities available to Marconi and that, in the event that a Marconi shareholder vote in relation to the Restructuring is required, the Majority Banks will remove their support thereby forcing Marconi into immediate insolvency. The Joint Co-ordinators have also confirmed to the UKLA that the majority banks' willingness to allow the Restructuring to proceed is dependent on the Restructuring not requiring a vote of Marconi's shareholders to approve the Restructuring and that the majority banks are of the view that, having regard to the financial condition of the Marconi group, a shareholder vote is disproportionate to Marconi's shareholders' economic interest in the Marconi group.

In the opinion of Marconi Corporation, subject to the Schemes becoming effective in accordance with their terms and having regard to the facilities available to the Marconi Corporation group, the working capital available to the Marconi Corporation group is sufficient for the Marconi Corporation group's present requirements, that is for the next 12 months following the date of this announcement.

PROSPECTS

Upon completion of the Restructuring, Marconi Corporation and Marconi expect the Marconi group (comprising Marconi Corporation and its subsidiaries) to be better positioned to compete effectively in the areas of the broader telecommunications equipment market on which it has chosen to focus.

The market for telecommunications equipment and services remains difficult. During the first three quarters of the financial year ending 31 March 2003 the annualised rate of Core (as defined in the Prospectus) sales has declined by around 10 per cent. from approximately Pound Sterling 2 billion in the first quarter to approximately Pound Sterling 1.8 billion in the third quarter. Marconi Corporation and Marconi do not expect that the Group will benefit from a seasonal uplift in Core sales during the fourth quarter of the financial year compared to the level recorded in the third quarter (Pound Sterling 456 million), contrary to the seasonal pattern of customer demand in previous years. Despite this difficult business environment, Marconi Corporation and Marconi believe that the previously announced cost reduction initiatives currently being implemented will enable the Group to make further progress during the final quarter of the financial year ending 31 March 2003 towards its near term financial objectives to reduce costs and to achieve operating cash breakeven before exceptional cash costs.

Furthermore, Marconi Corporation and Marconi believe that market volumes are likely to contract further during the financial year ending 31 March 2004 and do not expect to benefit from significant market share gains. As a result, the Group believes that Core sales could decline by up to a further 5 per cent. during the financial year ending 31 March 2004 compared to the annualised third quarter trading levels (Pound Sterling 1.8 billion).

In December 2002, the Group outlined its Core operating model and confirmed its target is to achieve a gross margin run rate in the range of at least 24 to 27 per cent. of Core sales and an operating expenditure run rate in the range of 21 to 24 per cent. of Core sales during the financial year ending 31 March 2004. The Group now believes that it will be able to reduce the Core operating cost base to an annual run rate below Pound Sterling 450 million during the financial year ending 31 March 2004 and thereby reduce its breakeven level of sales to below Pound Sterling 1.7 billion per annum.

Although the Group's principal markets remain difficult, Marconi Corporation and Marconi expect them to recover, at some stage, as end customer demand for fixed or mobile broadband services increases. While Marconi Corporation and Marconi cannot predict with any level of certainty the occurrence, timing or extent of any recovery, they believe that the favourable longer-term dynamics of the telecommunications market should enable the Group to improve margins and grow profitably.

                                    APPENDIX

         THIRD PARTIES INVOLVED IN THE NEGOTIATION OF THE RESTRUCTURING

CO-ORDINATION COMMITTEE
FOR THE SYNDICATE BANKS                        PERIOD AS A MEMBER OF COMMITTEE
-----------------------                        -------------------------------

Barclays Bank PLC                              22 October 2001 to present
HSBC Bank plc, London Branch
  (joint lead co-ordinator)                    22 October 2001 to present
JPMorgan Chase Bank
  (joint lead co-ordinator)                    22 October 2001 to present
The Royal Bank of Scotland plc                 22 October 2001 to present
Commerzbank Aktiengesellschaft, London Branch  22 October 2001 to present
Intesa BCI S.p.A                               22 October 2001 to 5 March 2003

INFORMAL COMMITTEE OF BONDHOLDERS              PERIOD AS MEMBER OF COMMITTEE
---------------------------------              -----------------------------

Cargill Financial Markets PLC                  10 April 2002 to present
Appaloosa Management LP (1)                    10 April 2002 to present
AIG Global Investment Corp(2)                  10 April 2002 to present
Teachers Insurance and Annuity
  Association of America                       10 April 2002 to present
Metropolitan Life Insurance Company            10 April 2002 to 25 November 2002


(1) Appaloosa Management LP is a member of the informal committee of bondholders as an investment manager for and on behalf of Appaloosa Investment Limited Partnership I and other funds.

(2) AIG Global Investment Corp is a member of the informal committee of bondholders as an investment adviser, for an on behalf of, The Variable Annuity Life Insurance Company, American General Life and Accident Insurance Company and other advisory clients and accounts.


NOTES TO EDITORS

ABOUT MARCONI PLC

Marconi group is a global telecommunications equipment and solutions business headquartered in London. The group's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The group's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The group's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

CONTACTS

Joe Kelly / David Beck
Public Relations
Marconi plc
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+44 (0) 207 306 1735
heather.green@marconi.com


Private Shareholder Enquiries only
Company Secretary's Office
Marconi plc
+44 (0) 207 306 1410
shareholder.enquiries@marconi.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, Marconi plc and Marconi Corporation plc (the "Companies") providing the following cautionary statement. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors which are beyond the control of the Companies and their subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance or achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at our key facilities; changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These factors and other factors that could effect these forward-looking statements are described in the Companies' Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Companies disclaim any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise, subject to their obligations under the FSA Listing Rules.